PUBLIC FILING

Audited Financial Statement meant to be used for the Public Filing

EMERSON EQUITY LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITOR'S REPORT

DECEMBER 31, 2025

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Emerson Equity LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

155 Bovet Road, Suite 725
(No. and Street)

San Mateo	CA	94402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dominic Baldini	650.312.0202	dbaldini@emersonequity
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Dominic Baldini _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ Emerson Equity LLC _____, as of _____ March 2 , 2026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MERCEDES D. ALVAREZ
COMM. #2401724
NOTARY PUBLIC • CALIFORNIA
COUNTY OF SAN MATEO
My commission expires April 22, 2026

Notary Public

Signature: _____

Title:
Financial and Operatoins Principal

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: <u>A copy of the SIPC Supplemental Report</u>

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Emerson Equity LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Emerson Equity LLC as of December 31, 2025, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Emerson Equity LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Emerson Equity LLC's management. Our responsibility is to express an opinion on Emerson Equity LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Emerson Equity LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I Computation of Net Capital Requirement, Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule III – Information Relating to the Possession of Control Requirements Under Rule 15c3-3, Schedule III Reconciliations Pursuant to Rule 15c3-1 and 15c3-3, Schedule IV Reconciliations Pursuant to Rule 15c3-1 and Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Emerson Equity LLC's financial statements. The supplemental information is the responsibility of Emerson Equity LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Emerson Equity LLC's auditor since 2019.
Walnut Creek, California
February 25, 2026



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Emerson Equity LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Emerson Equity, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Emerson Equity, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Emerson Equity LLC's management. Our responsibility is to express an opinion on Emerson Equity LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Emerson Equity LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Emerson Equity LLC's auditor since 2019.
Walnut Creek, California
February 25, 2026

EMERSON EQUITY LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	6,106,791
Deposit with clearing broker		100,000
Accounts receivable		5,021,411
Prepaid expenses		-
Other Assets		49,056
Total assets	$	11,277,258

Liabilities and Members' Equity

Accounts payable and accrued expenses	$	3,288,275
Members' equity		7,988,983
Total liabilities and members' equity	$	11,277,258

Business and Summary of Significant Accounting Policies

Business

Emerson Equity LLC (the "Company") is a California limited liability company formed on October 10, 2003. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer, that introduces accounts to a clearing firm on a fully disclosed basis, and is a member of the Financial Industry Regulatory Authority, Inc.

As a limited liability Company, the members' liability is limited to the amount reflected in the members' capital account.

The Company operates under a clearing broker agreement with Pershing, LLC ("Pershing"), whereby the Company introduces certain brokerage accounts to Pershing and Pershing provides clearing services to such accounts on a fully disclosed basis.

Cash and Deposit with Clearing Broker

The Company maintains its cash in a bank deposit account that at times may exceed federally insured limits. The Company also maintains cash and a clearing deposit with its clearing broker that are not federally insured. The Company has not experienced any losses in such accounts.

Revenue from contracts with customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer, when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the

Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive

value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influences, such as market volatility or the judgment and actions of third parties.

The Company earns revenue from contracts with customers. The following provides detailed information on the recognition of the Company's revenue from contracts with customers.

Commissions

The Company earns the majority of its revenue from revenue from 3 sources. The other sources of revenue comes from trading and annuity income.

Alternative Investments ($69,922,624), which the primary performance obligation is the sale of investments to the customers. The revenue for the alternative investments including private placements, typically occurs at the point in time when the investment is successfully sold or bought by the customer.

Managing Broker Dealer ($12,405,473), which the primary performance obligation is to manage the distribution process. This process includes activities such as coordination with other broker-dealers, marketing the investment products, conducting due diligence, and facilitating the sale to the customer. The revenue for this service typically occurs at the point in time when the investment product is successfully sold to the customer.

Wholesaling activities ($13,558,811), which the primary performance obligation is the marketing of investments to broker dealers and registered representatives. The revenue for the wholesaling activity typically occurs when a customer has made an investment in an offering that was marketed by a wholesaler.

Revenue from sale of investment company shares

The Company earns revenue from the sale of investment company shares. Revenue from sale of investment company shares is recorded on a trade date basis as reported by the clearing broker, the investment company, escrow agent and/or third parties. The Company believes the performance obligations is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. The Company is primarily responsible for fulfilling the promise (i.e., acts in a principal capacity) to find purchasers for securities to be sold. Although the Company relies on its broker representatives to perform the services promised to the customer, it is the Company that is responsible for ensuring that the services are performed and are acceptable to the customer.

Investment Advisory Fees

Investment advisory fees are accrued monthly as earned, and received quarterly in arrears, in accordance with the terms of the investment advisory contracts, as reported by the clearing broker. The Company believes the performance obligation for providing investment advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management at the clearing broker.

Marketing and Due Diligence

The company provides marketing and consulting services to investment companies under a placement agent agreement. Revenue is recognized upon completion of the promised services to the investment companies in an amount that reflects the consideration expected to be received in exchange for those services.

Contract Balances

The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. The timing of revenue recognition may differ from the timing of customer payments. Alternatively, when payment precedes the position of these related services, the Company records deferred revenue until the performance obligation is satisfied. There were no material contract assets or deferred revenue on December 31, 2025.

Contract Costs

Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract-by-contract basis. There were no capitalized contract costs at December 31, 2025.

Significant Judgments

The recognized and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Deposits with clearing broker

The Company has a $100,000 deposit held at the clearing firm.

Accounts Receivable

Accounts Receivable primarily include commission and other revenue receivables. The Company believes that all amounts are fully collectable as of December 31, 2025.

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is allocated to the members' for inclusion in the members' income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $5,174,320 which was $4,955,102 in excess of its required net capital of $219,218. The Company's aggregate indebtedness to net capital ratio was .64 to 1.

3. Financial Instruments carried at Fair Value:

The following table presents the carrying values and estimated fair values as of December 31, 2025, of financial assets and liabilities, that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

Level 1

Quoted prices in active markets for identical assets or liabilities that the Company has at the measurement date.

Level 2

Inputs other than quoted prices included in level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3

Unobservable inputs for the assets or liabilities.

There were no transfers in or out of level 3 during the year.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets:					
Cash	6,106,791	6,106,791			6,106,791
Deposit with Clearing Broker	100,000	100,00			100,000
Accounts Receivables	5,021,411		5,021,411		5,021,411
Other Assets	49,056		49,056		49,056
Totals:	**$11,277,258**	**$ 6,206,791**	**$5,070,467**		**$ 11,277,258**
Liabilities:					
Accounts Payable, accrued Expenses, and other liabilities	3,288,275		3,288,275		3,288,275
Totals:	**$3,288,275**		**$3,288,275**		**$3,288,275**

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

5. Related Party Transactions

The Company subleases its office premises on a month-to-month basis from its managing member. Total rent expense under the sublease was $88,253 for the year ended December 31, 2025. The managing member rents the premises under a long-term lease that expires in September 2028. The future minimum lease payments that the managing member is required to pay under the lease ranges from approximately $68,352 per year to $72,000 per year through September 2026. No right-of-use asset or lease liability has been recorded at December 31, 2025, because the balances are immaterial.

6. Concentration

During the year ended December 31, 2025, the Company earned approximately 50% of its total Alternative revenue from three customers.

7. Commitments and Contingencies:

In the ordinary course of business, the Company is routinely a party to pending and threatened proceedings brought on behalf of various claimants some of which seek material and/or indeterminable amounts.

The Company is currently involved in various pending arbitration proceedings with the Financial Industry Regulatory Authority (FINRA) regarding claims by individuals concerning certain investments made on their behalf. The disposition of these matters, in the opinion of management, should not have a material adverse effect on the Company's. financial position. No evaluation of the likelihood of an outcome or reasonable estimate of range or potential loss can be made by legal counsel or management on the open arbitrations as such, no liability has been recorded. The Company will vigorously defend itself against these actions.

The Company maintains Errors and Omissions ("E and O") insurance to protect itself from potential damages and/or legal costs associated with certain arbitration proceedings.

8. Subsequent Event

Management has evaluated subsequent events through the date of the report of the independent registered public accounting firm on which date the financial statements were available to be issued. In January 2026, which is after year-end, the Company made distributions totaling $500,000 to the Managing Member.

9. Segment Reporting

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The Company has identified its Managing Director as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital (See Note 2) which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single

reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment is the same as those described in the policies listed above.

EMERSON EQUITY LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITOR'S REPORT

DECEMBER 31, 2025